SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 2, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Ten Managers’ Transactions Releases

STOCK EXCHANGE RELEASE	1 (2)
2.5.2022

Nokia Corporation
Managers’ transactions
2 May 2022 at 20:30 EEST

Nokia Corporation - Managers' transactions (Baldauf)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Sari Baldauf

Position: Chair of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 13783/5/4

Transaction date: 2022-04-29

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 36,217 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 36,217 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2(2)
2.5.2022

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

STOCK EXCHANGE RELEASE	1 (2)
2.5.2022

Nokia Corporation
Managers’ transactions
2 May 2022 at 20:30 EEST

Nokia Corporation - Managers' transactions (Brown)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Bruce Brown

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 13866/5/4

Transaction date: 2022-04-29

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 17,285 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 17,285 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)
2.5.2022

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

STOCK EXCHANGE RELEASE	1 (2)
2.5.2022

Nokia Corporation
Managers’ transactions
2 May 2022 at 20:30 EEST

Nokia Corporation - Managers' transactions (Dannenfeldt)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Thomas Dannenfeldt

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 13869/4/4

Transaction date: 2022-04-29

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 16,462 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 16,462 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)
2.5.2022

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

STOCK EXCHANGE RELEASE	1 (2)
2.5.2022

Nokia Corporation
Managers’ transactions
2 May 2022 at 20:30 EEST

Nokia Corporation - Managers' transactions (Hook)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Lisa Hook

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 13875/5/4

Transaction date: 2022-04-29

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 15,227 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 15,227 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)
2.5.2022

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

STOCK EXCHANGE RELEASE	1 (2)
2.5.2022

Nokia Corporation
Managers’ transactions
2 May 2022 at 20:30 EEST

Nokia Corporation - Managers' transactions (Horan)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Jeanette Horan

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 13878/5/4

Transaction date: 2022-04-29

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 16,050 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 16,050 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)
2.5.2022

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

STOCK EXCHANGE RELEASE	1 (2)
2.5.2022

Nokia Corporation
Managers’ transactions
2 May 2022 at 20:30 EEST

Nokia Corporation - Managers' transactions (Kozel)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Edward Kozel

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 13881/5/4

Transaction date: 2022-04-29

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 16,874 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 16,874 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)
2.5.2022

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

STOCK EXCHANGE RELEASE	1 (2)
2.5.2022

Nokia Corporation
Managers’ transactions
2 May 2022 at 20:30 EEST

Nokia Corporation - Managers' transactions (Öistämö)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Kai Öistämö

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 13884/5/4

Transaction date: 2022-04-29

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 14,816 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 14,816 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)
2.5.2022

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

STOCK EXCHANGE RELEASE	1 (2)
2.5.2022

Nokia Corporation
Managers’ transactions
2 May 2022 at 20:30 EEST

Nokia Corporation - Managers' transactions (Saueressig)

Transaction notification under Article 19 of EU Market Abuse Regulation.

 Person subject to the notification requirement

Name: Thomas Saueressig

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 13887/5/4

Transaction date: 2022-04-29

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 14,816 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 14,816 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)
2.5.2022

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

STOCK EXCHANGE RELEASE	1 (2)
2.5.2022

Nokia Corporation
Managers’ transactions
2 May 2022 at 20:30 EEST

Nokia Corporation - Managers' transactions (Skou)

Transaction notification under Article 19 of EU Market Abuse Regulation.

 Person subject to the notification requirement

Name: Søren Skou

Position: Vice Chair of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 13891/5/4

Transaction date: 2022-04-29

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 17,285 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 17,285 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)
2.5.2022

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

STOCK EXCHANGE RELEASE	1 (2)
2.5.2022

Nokia Corporation
Managers’ transactions
2 May 2022 at 20:30 EEST

Nokia Corporation - Managers' transactions (Smits-Nusteling)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Carla Smits-Nusteling

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 13890/5/4

Transaction date: 2022-04-29

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 16,462 Unit price: 0.00 EUR

Aggregated transactions

(1): Volume: 16,462 Volume weighted average price: 0.00 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)
2.5.2022

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2022	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate